SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             Go-Video, Inc.
                            (Name of Issuer)

                     Common Stock, $0.001 Par Value
                     (Title of Class of Securities)

                               380198-10-1
                             (CUSIP Number)

Mickey Kim                Mark B. Barnes
Kirr, Marbach & Company, LLCLeagre Chandler & Millard
P.O. Box 1729             9100 Keystone Crossing, Ste. 800
Columbus, IN  47201       Indianapolis, IN  46240
(812) 376-9444            (317) 843-1655

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             August 1, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Kirr, Marbach & Company, LLC

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

N/A

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

Indiana

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           0
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            645,700

                                    9  Sole Dispositive Power

                                       0

                                    10        Shared Dispositive Power

                                       645,700


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

645,700

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

5.4%

14Type of Reporting Person*

IA

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

621 Partners, L.P.

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

WC

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

Indiana

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           0
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            113,200

                                    9  Sole Dispositive Power

                                       0

                                    10        Shared Dispositive Power

                                       113,200


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

113,200

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

1.0%

14Type of Reporting Person*

IA

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

R. Weil & Associates

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

WC

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

New York

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           0
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            368,600

                                    9  Sole Dispositive Power

                                       0

                                    10        Shared Dispositive Power

                                       368,600


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

368,600

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

3.1%

14Type of Reporting Person*

IA

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Appleton Associates

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

WC

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

New York

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           0
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            163,900

                                    9  Sole Dispositive Power

                                       0

                                    10        Shared Dispositive Power

                                       163,900


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

163,900

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

1.4%

14Type of Reporting Person*

IA

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David M. Kirr

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           70,200
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       70,200

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

70,200

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.6%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Gregg T. Summerville

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           25,800
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       25,800

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

25,800

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.2%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Mickey Kim

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           9,400
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       9,400

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

9,400

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.1%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Cassandra A. Banister

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           2,800
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       2,800

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

2,800

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Donita C. Compton

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           1,800
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       1,800

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

1,800

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Debbie N. Malone

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           2,300
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       2,300

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

2,300

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Lois A. McGathey

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           9,400
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       9,400

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

9,400

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.1%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Karen S. Sluder

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           300
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       300

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

300

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Mary A. Schoettelkotte

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           1,200
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       1,200

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

1,200

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

                              SCHEDULE 13D

CUSIP No. 380198-10-1

1Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Patsy A. Kaisher

2Check the Appropriate Box if a Member
  of a Group                                                             (a) [X]
                                                                         (b) [ ]

3SEC Use Only

4Source of Funds*

00

5Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [  ]

6Citizenship or Place of Organization

USA

NUMBER OF                           7  Sole Voting Power
SHARES
BENEFICIALLY                           2,000
OWNED BY
EACH                                8  Shared Voting Power
REPORTING
PERSON WITH                            0

                                    9  Sole Dispositive Power

                                       2,000

                                    10        Shared Dispositive Power

                                       0


11Aggregate Amount Beneficially Owned by Each
 Reporting Person

2,000

12Check Box if the Aggregate Amount in Row (11)
 Excludes Certain Shares*
                                              [ ]

13Percent of Class Represented by Amount in Row (11)

0.0%

14Type of Reporting Person*

IN

      16                      SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This Statement relates to the common stock, $0.001 par value per share
(the "Common Stock"), of Go-Video, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 7835 East McClain Drive, Scottsdale, Arizona 85260-1732.


ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed by Kirr, Marbach & Company, LLC, a limited liability company organized under the laws of the State of Indiana ("Kirr Marbach"), and by a group consisting of Kirr Marbach, three partnerships and ten individuals who are members or employees of Kirr Marbach (the "Group"). The three partnerships are 621 Partners, L.P., an Indiana limited partnership ("621 Partners"); R. Weil & Associates, a New York limited partnership ("R. Weil"); and Appleton Associates, L.P. ("Appleton"), a New York limited partnership. The individual members of the Group are as follows (each individual's position with Kirr Marbach is indicated in parentheses following the individual's name): David M. Kirr (member); Gregg T. Summerville (member); Mickey Kim (member); Cassandra A. Banister (portfolio manager); Donita C. Compton (equity trader); Debbie N. Malone (administrative staff); Lois A. McGathey (administrative staff); Karen S. Sluder (administrative staff); Mary A. Schoettelkotte (administrative staff); and Patsy A. Kaisher (administrative staff). Each of the individual members of the Group is a citizen of the United States of America.

Kirr Marbach is the general partner of each of 621 Partners, R. Weil and Appleton. The business address of Kirr Marbach is P.O. Box 1729, Columbus, Indiana 47201. Each of the individual members of the Group is an employee of Kirr Marbach and has the same business address as Kirr Marbach.

During the last five years, none of the members of the Group has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

621 Partners, R. Weil and Appleton (collectively, the "Limited
Partnerships") purchased the shares of Common Stock with partnership funds. Kirr Marbach, as general partner of each of the Limited Partnerships, did not purchase any shares but may be deemed to beneficially own the shares of Common Stock held by each of the Limited Partnerships.

The purchases of shares of Common Stock on behalf of each of the individual members of the Group (except for Mr. Summerville) were made pursuant to the direction of such individual and for such individual's account in the Kirr Marbach Pension and Profit Sharing Plan (the "Plan"), using available cash in the individuals' Plan accounts; the purchases of shares for Mr. Summerville were made for his separately managed Kirr Marbach account using available cash in his account.

      17                      SCHEDULE 13D

A total of ________ shares were purchased for the accounts of members of the Group on August 1, 1997 and August 4, 1997 at prices ranging from $_____ to $_____.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock purchased by or on behalf of each member of the Group were acquired solely for investment purposes. Except for the expectation that members of the Group may from time to time purchase and/or sell shares of the Common Stock (depending upon market conditions, availability or need for funds, and other factors personal to each member if the Group), none of the members of the Group has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)   Any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Group's aggregate beneficial ownership of the Common Stock first exceeded five percent on August 1, 1997. The table below sets forth the beneficial ownership of the Common Stock by each member of the Group as of August 4, 1997:


Name of Group               Number of Shares
MemberBeneficially Owned       Percentage*

Kirr Marbach645,700(1)           5.4%(1)

621 Partners113,200                 1.0%

R. Weil                          368,600                 3.1%

Appleton163,900                     1.4%

David M. Kirr70,200                 0.6%

Gregg T. Summerville              25,800                 0.2%

Mickey Kim9,400                     0.1%

Cassandra A. Banister              2,800                 0.0%

Donita C. Compton                  1,800                 0.0%

Debbie N. Malone                   2,300                 0.0%

Lois A. McGathey                   9,400                 0.1%

Karen S. Sluder                      300                 0.0%

Mary A. Schoettelkotte             1,200                 0.0%

Patsy A. Kaisher                   2,000                 0.0%

As a Group                       770,900                 6.5%


* Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 11,902,685 outstanding shares of Common Stock (as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as filed on June 30, 1997).

(1) These shares of Common Stock are the same shares as the shares listed as beneficially owned by 621 Partners, R. Weil and Appleton.

      (b) Kirr Marbach, a registered investment adviser and the general partner of each of the Limited Partnerships, has voting and dispositive discretion with respect to shares held by the Limited Partnerships and therefore may be deemed to share voting and dispositive power with each Limited Partnership with respect to such Limited Partnership's shares. Each other member of the Group has sole voting and dispositive power over his or her shares.

      (c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Statement, except for the following purchases:


     Name of                Date of             Number       Price
  Group Member            Transaction         of Shares    Per Share

621 Partners              7/2/97               2,000       1.49
                          7/30/97             31,000       1.65
                          7/31/97              6,600       1.64
                          8/1/97              43,700       1.79
                          8/4/97              13,000       1.92

R. Weil                   8/1/97              20,000       1.79
                          8/4/97               6,000       1.92

Appleton                  8/1/97               7,900       1.79
                          8/4/97               2,300       1.93

David M. Kirr             8/1/97              54,000       1.79
                          8/4/97              16,200       1.92

Gregg T. Summerville      8/1/97              18,800       1.79
                          8/4/97               7,000       1.92

Mickey Kim                8/1/97               7,200       1.79
                          8/4/97               2,200       1.92

Cassandra A. Banister     8/1/97               2,200       1.79
                          8/4/97                 600       1.92

Donita C. Compton         8/1/97               1,800       1.79

Patsy A. Kaisher          8/1/97               2,000       1.79

Debbie N. Malone          8/1/97               1,800       1.79
                          8/4/97                 500       1.92

Lois A. McGathey          8/1/97               7,200       1.79
                          8/4/97               2,200       1.92

Mary A. Schoettelkotte    8/1/97               1,200       1.79

Karen S. Sluder           8/1/97                 300       1.79


    (d) No person other than the individual members of the Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the individual members of the Group.



ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A --         Agreements Pursuant to Regulation Section
                          240.13d-1(f).

     Exhibit B --         Power of Attorney and Agency.

                                SIGNATURE

     After reasonable inquiry and to the best of each of their knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct.

August 11, 1997


Kirr, Marbach & Company, LLC

By *                                        *
                                            Cassandra A. Banister


621 Partners, L.P.
By Kirr, Marbach & Company, GP

By *                                        *
                                            Donita C. Compton


R. Weil & Associates
By Kirr, Marbach & Company, GP

By *                                        *
                                            Debbie N. Malone


Appleton Associates
By Kirr, Marbach & Company, GP

By *                                        *
                                            Lois A. McGathey




*                                           *
David M. Kirr                               Karen S. Sluder




*                                           *
Gregg T. Summerville                        Mary A. Schoettelkotte




*                                           *
Mickey Kim                                  Patsy A. Kaisher


*By Mickey Kim,
Agent and Attorney-in-Fact
                                EXHIBIT A


             AGREEMENT PURSUANT TO REGULATION SECTION 240.13d-1(f)

      Each of the undersigned hereby agrees and consents to the filing of a single Statement on Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission and any other regulatory authorities on behalf of all of the undersigned in connection with their beneficial ownership of securities of Go-Video, Inc. Each of the undersigned agrees that he or she is responsible for the completeness and accuracy of the information concerning him or her included in the Schedule 13D and any and all amendments thereto.

August 11, 1997

Kirr, Marbach & Company, LLC

By *                                        *
                                            Cassandra A. Banister


621 Partners, L.P.
By Kirr, Marbach & Company, GP

By *                                        *
                                            Donita C. Compton


R. Weil & Associates
By Kirr, Marbach & Company, GP

By *                                        *
                                            Debbie N. Malone


Appleton Associates
By Kirr, Marbach & Company, GP

By *                                        *
                                            Lois A. McGathey




*                                           *
David M. Kirr                               Karen S. Sluder




*                                           *
Gregg T. Summerville                        Mary A. Schoettelkotte




*                                           *
Mickey Kim                                  Patsy A. Kaisher


*By /s/ Mickey Kim,
Agent and Attorney-in-Fact

                                EXHIBIT B

                      POWER OF ATTORNEY AND AGENCY


     Each person whose signature appears below constitutes and appoints David M. Kirr, Gregg T. Summerville and Mickey Kim, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, (a) to sign a statement on Schedule 13D to be dated August 11, 1997, with respect to his or her beneficial ownership of common stock of Go Video, Inc., and any and all amendments thereto, and (b) to enter into an agreement regarding the joint filing of the Schedule 13D and all amendments thereto in the form attached hereto as Exhibit B-1, and to file the Schedule 13D, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.


Kirr, Marbach & Company, LLC

By /s/ Mickey Kim                           /s/ Cassandra A. Banister
                                            Cassandra A. Banister


621 Partners, L.P.

By /s/ Mickey Kim                           /s/ Donita C. Compton
                                            Donita C. Compton


R. Weil & Associates

By /s/ Mickey Kim                           /s/ Debbie N. Malone
                                            Debbie N. Malone


Appleton Associates

By /s/ Mickey Kim                           /s/ Lois A. McGathey
                                            Lois A. McGathey




/s/ David M. Kirr                           /s/ Karen S. Sluder
David M. Kirr                               Karen S. Sluder




/s/ Gregg T. Summerville                    /s/ Mary A. Schoettelkotte
Gregg T. Summerville                        Mary A. Schoettelkotte




/s/ Mickey Kim                              /s/ Patsy A. Kaisher
Mickey Kim                                  Patsy A. Kaisher

                               EXHIBIT B-1


             AGREEMENT PURSUANT TO REGULATION SECTION 240.13d-1(f)

      Each of the undersigned hereby agrees and consents to the filing of a single Statement on Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission and any other regulatory authorities on behalf of all of the undersigned in connection with their beneficial ownership of securities of Go-Video, Inc. Each of the undersigned agrees that he or she is responsible for the completeness and accuracy of the information concerning him or her included in the Schedule 13D and any and all amendments thereto.

August 11, 1997


Kirr, Marbach & Company, LLC

By /s/ Mickey Kim                           /s/ Cassandra A. Banister
                                            Cassandra A. Banister


621 Partners, L.P.

By /s/ Mickey Kim                           /s/ Donita C. Compton
                                            Donita C. Compton


R. Weil & Associates

By /s/ Mickey Kim                           /s/ Debbie N. Malone
                                            Debbie N. Malone


Appleton Associates

By /s/ Mickey Kim                           /s/ Lois A. McGathey
                                            Lois A. McGathey




/s/ David M. Kirr                           /s/ Karen S. Sluder
David M. Kirr                               Karen S. Sluder




/s/ Gregg T. Summerville                    /s/ Mary A. Schoettelkotte
Gregg T. Summerville                        Mary A. Schoettelkotte




/s/ Mickey Kim                              /s/ Patsy A. Kaisher
Mickey Kim                                  Patsy A. Kaisher

0391\10\GOVIDEO.13D